Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Six Months Ended June 30,
	2014	2013
Earnings:
Income before income taxes	$2,641	$2,686
Add:
Interest and other fixed charges, excluding capitalized interest	402	355
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	96	96
Distributed income of investees accounted for under the equity method	4	3
Amortization of capitalized interest	1	1
Less:
Equity in earnings of investments accounted for under the equity method	7	5
Total earnings available for fixed charges	$3,137	$3,136
Fixed charges:
Interest and fixed charges	$415	$370
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	96	96
Total fixed charges	$511	$466
Ratio of earnings to fixed charges	6.14x	6.73x

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